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                              February 4, 2022

       Mary Jane Raymond
       Chief Financial Officer
       II-VI INC
       375 Saxonburg Blvd.
       Saxonburg, PA 16056

                                                        Re: II-VI INC
                                                            Form 10-K for the
Fiscal Year Ended June 30 , 2021
                                                            File No. 001-39375

       Dear Ms. Raymond:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30 , 2021

       Consolidated Statements of Earnings (Loss), page 73

   1. Please clarify whether amortization expense related to intangible assets is included in cost of goods sold. If not,
please refer to SAB Topic 11:B and address the following:
                                                            Revise your cost of
goods sold line item to clarify that it does not include
                                                            amortization
expense related to intangible assets and quantify the amount excluded;
                                                            and
                                                            Revise your
Management's Discussion and Analysis disclosures to remove any presentation or
discussion of gross margin that excludes amortization of intangible assets.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Jeanne
Baker at 202-551-3691 or Daniel Gordon at 202-551-3486 with
 Mary Jane Raymond
II-VI INC
February 4, 2022
Page 2

any questions.



FirstName LastNameMary Jane Raymond   Sincerely,
Comapany NameII-VI INC
                                      Division of Corporation Finance
February 4, 2022 Page 2               Office of Life Sciences
FirstName LastName